FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to theregistrant in connection with Rule 12g3-2(b): 82- _______

Shell planning to open up some 20 billion boe of resources by the end of the decade

Royal Dutch Shell plc updated on its strategy today. Chief Executive Jeroen van der Veer commented “our strategy of ‘more upstream, profitable downstream’is on track”.

“Upstream, we are committed to increase our production to 3.8-4.0 million barrels of oil equivalent in 2009, and we have record investments for our future in hand. Downstream, we are making selective growth investments, after a period dominated by disposals. Competitive cost performance and operational excellence are embedded in our strategy. Our downstream businesses should generate over $1.0 billion of further improvements by the end of this decade.”

“These are exciting times for Shell. We are making investments and taking final investment decisions by the end of the decade, which together will open up some 20 billion barrels of oil equivalent resources. These resources, which are around one third of our discovered resource base today, include substantial long-life fields, which will underpin our profitability for many years to come.”

He said the company is maturing around 50 major growth projects today, which should start up across 2006-09. “Around half are already under construction, in an unprecedented level of activity for Shell. Looking beyond 2009, Shell’s portfolio is robust and growing, and the company is working on a larger number of further options, which underpin our aspiration for further production growth in the next decade.”

“We see great potential in unconventional hydrocarbons, in plays such as oil sands and gas-to-liquids. These ‘unconventionals’, and Shell’s technology, should help us drive full replacement of our production, on both a resources and reserves1 basis, and sustain long term production growth.”said van der Veer. Such unconventional resources, however, may not qualify as SEC proved oil & gas reserves, where the company has previously forecast an average 100% SEC proved reserves replacement ratio over 2004-08.

Van der Veer said “We still have a fair prospect of achieving that target. However, we do not want this target to drive the wrong business decisions, either in the timing of projects, or in the type of resources that we prioritise. The industry is seeing a very tight market for materials and contract rates. Our requirement for competitive returns means that we will probably hold back some of our longer-term projects, until the supply and contracting environment cools down. That in turn makes achieving our SEC proved reserves replacement forecast less likely than it was.”

“We now see SEC reserves replacement across 2004-08 as an outcome of our investment choices, rather than a forecast. Our goal is to invest in the right projects, at the right time, within our framework of capital discipline, ”van der Veer said.

Chief Financial Officer Peter Voser concluded “we are focused on competitive returns, disciplined capital allocation, and organic growth. We expect to average 20-25% gearing through-cycle, including off balance sheet items. Organic capital spending for 2006 is expected to be around $19 billion, as previously indicated, with around $21 billion of spending anticipated in 2007.”

“Due to continued strength in oil and gas prices, and our capital discipline, we expect to exceed our previous guidance for up to $5 billion of share buy-backs in 2006. Share buy-backs will continue, subject to market conditions and the capital requirements of the group.”

1. Reserves meaning SEC proved oil & gas reserves, plus specific hydrocarbon categories that fall outside the SEC’s current definitions, for example oil sands and other unconventionals. In such cases we will look to have high levels of confidence in our economic, technical and project maturity estimates.

Contact –Investor Relations

UK: Gerard Paulides +44 20 7934 6287

Continental Europe: Tjerk Huysinga +31 70 377 3996

USA: Harold Hatchett: +1 212 218 3112

Contact - Media Relations

UK and International: +44 20 7934 6238/5963/3453/4323/2713

The Netherlands: +31 70 377 8750

In this document “Shell”is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group”and “Royal Dutch Shell”are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us”and “our”are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document, May 4, 2006. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the Company's businesses.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this announcement, such as "20 billion barrels of oil equivalent resources" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No 1-32575, available on the SEC’s website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of1934, the registrant has duly caused this report to be signed on its behalf bythe undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 4 May 2006